VIA EDGAR

January 18, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ibolya Ignat, Lynn Dicker, Dillon Hagius and Alan Campbell

Re:	Phoenix Biotech Acquisition Corp.
Registration Statement on Form S-4 File No. 333-272467 Request for Effectiveness

Ladies and Gentlemen,

Reference is made to the Registration Statement on Form S-4 (File No. 333-272467) filed by Phoenix Biotech Acquisition Corp. (the “Company”) with the U.S. Securities and Exchange Commission on June 7, 2023, as amended on July 19, 2023, August 14, 2023, December 18, 2023, January 9, 2024 and January 17, 2024 (the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on January 19, 2024, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended (the “Act”). In making this request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please contact our counsel, Jeffrey A. Letalien of Goodwin Procter LLP, at (212) 459-7203 or via email at jletalien@goodwinlaw.com with any questions you may have concerning this letter or if you require any additional information. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Letalien and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Chris Ehrlich
Chris Ehrlich
Chief Executive Officer

cc:	Stephen M. Davis, Goodwin Procter LLP
Jeffrey A. Letalien, Goodwin Procter LLP Adam C. Berkaw, Ellenoff Grossman & Schole LLP